

Mail Stop 3233

January 15, 2016

Via E-mail
Ben Silbert, Esq.
General Counsel and Secretary
Avista Healthcare Public Acquisition Corp.
65 East 55th Street
18th Floor
New York, NY 10022

Re: Avista Healthcare Public Acquisition Corp.
Draft Registration Statement on Form S-11
Submitted December 18, 2015
CIK No. 000166118

Dear Mr. Silbert:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example only, we note your disclosure in the section "Industry Opportunity" starting on pages 5 and 87. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

3.   Throughout your registration statement you utilize industry jargon. For example only, please provide a better explanation for value-added investment approach, macroeconomic headwinds, and improving end-market fundamentals. If you must include technical terms in the body of your prospectus that are understood only by industry experts, please concisely explain these terms where you first use them. In addition, please do not use technical terms or industry jargon in your explanations.

4.   If you have a website, please disclose the website address in your registration statement.

Summary

General, page 1

5.   We note your disclosure regarding the experience of your officers and directors, individually and with respect to previous Avista funds. Please provide balancing disclosure regarding any adverse experience as applicable. Also, please disclose whether you have any contractual arrangements with Avista with respect to advisory or other services.

Other Acquisition Considerations, page 8

6.   We note your disclosure on page 9 that other Avista funds may compete with you for acquisition opportunities. Please specifically identify and briefly describe any Avista managed entities that will compete with you for acquisitions. Further, please clarify how it will be determined which entity will be allocated a business acquisition opportunity.

Permitted purchases of public shares by our affiliates, page 21

7.   We note that your affiliates may purchase shares if you determine to seek shareholder approval instead of conducting a tender offer. Please clarify whether how your affiliates will determine which shareholders to seek to acquire shares from and whether the amount paid may be the same, less than, or greater than the amount other shareholders may receive if they choose to redeem their shares from the trust.

Use of Proceeds, page 67

8.   We note that you have allocated $118,008 for miscellaneous expenses. Please clarify what this entails. Additionally, we note that you also have a separate section entitled "Other miscellaneous expenses" which includes franchise taxes. Please advise why you anticipate paying franchise taxes and whether any other expenses are included in this category.

Underwriting, page 162

9.   We note your disclosure on page 165. Please revise your disclosure to more specifically describe any historical banking and commercial dealings between the underwriters and the company or its affiliates.

Part II – Information Not Required In Prospectus, page II-1

Exhibits

10.   We note that you discuss the material tax consequences to unitholders in the prospectus, but it does not appear that you intend to file a tax opinion. To the extent that you do not intend to file a tax opinion, please explain to us in detail the reasons why you do not believe a tax opinion is required. Refer to Item 601(b)(8) of Regulation S-K for guidance.

        You may contact William Demarest at (202)551-3432 or Jaime John, Accounting Branch Chief, at (202)551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

                                                Sincerely,

                                                /s/ Tom Kluck

                                                Tom Kluck
                                                Legal Branch Chief
                                                Office of Real Estate and
                                                Commodities

cc: Jennifer A. Bensch, Esq. (*via e-mail*)